Exhibit 99.1

MANAGEMENT ANNOUNCES RECOMMENDATION TO BOARD TO INCREASE DISTRIBUTIONS

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) previously announced on July 9, 2012 that it has entered into an agreement to acquire ownership interests in the companies that own and operate the floating storage and regasification unit (“FSRU”) the Nusantara Regas Satu (formerly known as Khannur) (“NR Satu”) from Golar LNG Limited (“Golar LNG”) for a purchase price of $385 million (the “NR Satu Acquisition”).

As a result of this acquisition, the Partnership’s management has recommended to its board of directors an increase in the Partnership’s quarterly cash distribution of a minimum of $0.045 (an annualized increase of $0.18 from $1.72 to $1.90 per unit) , which would become effective for the distribution with respect to the quarter ending September 30, 2012. Any such increase would be conditioned upon, among other things, the closing of the NR Satu Acquisition, the approval of such increase by the board of directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase in advisable.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  statements about the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•                  the Partnership’s anticipated growth strategies;

•                  the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•                  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission, including its 2011 Annual Report on Form 20-F and Form 6-K for the period ended March 31, 2012.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

July 10, 2012

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 824 5530/+ 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900